EXHIBIT 3.4

                 AMENDMENT TO ARTICLE III, SECTION 3 OF BY-LAWS

          Article III, Section 3 of the By-laws is hereby amended to read as follows:

          "Section 3. The number of directors may be increased by amendment of these By-Laws by the affirmative vote of a majority of the directors, though less than a quorum, or, by the affirmative vote of a majority in interest of the stockholders, at the annual meeting or at a special meeting called for that purpose, and by like vote of the directors or the stockholders, as applicable, the additional directors may be chosen by the directors, or by the stockholders at such meeting of the stockholders, as applicable, to hold office until the next annual election and until their successors are elected and qualify."